Enterra Energy Trust to Hold Second Quarter 2008 Conference Call and Webcast

Calgary, Alberta – (Marketwire – August 12, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) will host a conference call and live audio webcast on Thursday, August 14, 2008 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time), to discuss the Trust’s second quarter 2008 financial and operating results.

To access the call, please dial 866-225-6564 or 416-641-6119. A live audio webcast of the conference call will be available on the home page of our website at www.enterraenergy.com.

A replay of the conference call will be available until 11:59 p.m. Mountain Time, August 21, 2008. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 3267597#.

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63% natural gas and 37% crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com